Exhbibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Endeavour Announces NI 43-101 Reserve/Resource Update: Proven/Probable
     Reserves Rise 50% to 14.9 Million Oz Silver; Silver Equivalent
     Reserves/Resources Increase 11% Over Last Year

     VANCOUVER, March 3 /CNW/ - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX,
and EJD: Frankfurt) released today updated, NI 43-101 reserve and resource estimates to December 31, 2007 for its three active silver mining and exploration projects in Mexico, the Guanacevi Mines in Durango State, the
Guanajuato Mines (previously called Bolanitos) in Guanajuato State, and the
Parral Exploration project in Chihuahua State.
     Highlights of the new estimates include a 50% jump in proven and probable reserves to 14.9 million oz silver (16.5 million oz Ag equivalents, assuming a
55:1 Ag:Au ratio, but not including any base metals) after replacing reserves depleted by mining in 2007 and an 11% increase in total silver equivalent reserves and resources compared to December 31, 2006.
     The updated reserves are additional to the updated resources, both shown in the table below:

     <<
     -------------------------------------------------------------------------
     Reserves Proven & Probable
     -------------------------------------------------------------------------
     Description                   Tonnes   Ag g/t  Au g/t    Ag oz     Au oz
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Proven
     -------------------------------------------------------------------------
     Guanacevi                      82,941    447    0.65   1,192,567   1,724
     -------------------------------------------------------------------------
     Total Proven                   82,941    447    0.65   1,192,567   1,724
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Probable
                                ----------------------------------------------
     Guanacevi                   1,140,933    354    0.61  13,002,592  22,309
                                ----------------------------------------------
     Guanajuato                    103,000    209    1.40     694,000   4,650
                                ----------------------------------------------
     Total Probable              1,243,933    342    0.67  13,696,592  26,959
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total Proven & Probable     1,326,874    349    0.67  14,889,159  28,684
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Cut-off grade for Proven & Probable Reserves is 250 g/t Ag for
         Guanacevi & 215 g/t Ag-Equivalent for Guanajuato
     -------------------------------------------------------------------------
     Resources Measured and Indicated
     -------------------------------------------------------------------------
     Description                   Tonnes   Ag g/t  Au g/t    Ag oz     Au oz
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Measured
     -------------------------------------------------------------------------
     ---------------------------
     Guanacevi                      15,046    224    0.35     108,524     167
     -------------------------------------------------------------------------
     Total Measured                 15,046    224    0.35     108,524     167
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Indicated
     -------------------------------------------------------------------------
     Guanacevi                   1,187,452    347    0.73  13,248,207  27,928
                                ----------------------------------------------
     Guanajuato                     42,000    194    2.10     262,000   2,900
                                ----------------------------------------------
     Cometa                        600,000     39    1.00     752,000  19,000
     -------------------------------------------------------------------------
     Total Indicated             1,829,452    242    0.85  14,262,207  49,828
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total Measured & Indicated  1,844,498    242    0.84  14,370,730  49,995
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Resources Inferred
     -------------------------------------------------------------------------
     Description                  Tonnes    Ag g/t  Au g/t    Ag oz     Au oz
     -------------------------------------------------------------------------
     Guanacevi                     844,754    313    0.58   8,512,517  15,862
     -------------------------------------------------------------------------
     Guanajuato                    321,000    218    2.00   2,245,000  21,060
     -------------------------------------------------------------------------
     Cometa                      1,150,000     39    1.00   1,440,000  37,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total Inferred              2,315,754    164    0.99  12,197,517  73,922
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Cut-off grade for Indicated & Inferred Resources is 200 g/t Ag for
         Guanacevi & 215 g/t Ag-Equivalent for Guanajuato

     In 2007, Endeavour focused on four different strategic objectives in order to delineate new reserves and resources at its three main project areas in
Mexico:

     1.  Replace reserves depleted by mining in 2007
     2.  Increase conversion of resources to reserves at Guanacevi
     3.  Increase total resources at Guanacevi and Guanajuato
     4.  Find new resources at Parral
     >>

     As can be seen by the 50% jump in proven and probable reserves, the first two objectives were readily fulfilled last year. The bulk of the new reserves are added at the Company's Porvenir mine operation in Guanacevi through underground mine development to convert previous resource blocks into reserve blocks. The acquisition of the Guanajuato Mines project in Q2, 2007 also added incremental new reserves through the resampling of accessible historic reserve blocks previously reported for the Cebada mine in Guanajuato.
     Thanks to the gold content of the reserves and resources at Guanajuato, total silver equivalent reserves and resources increased 11% compared to last year's estimates. No new resources were added at Guanacevi because step-out drilling did not commence until the end of Q3, 2007 so there were insufficient new data to materially increase resources by year-end. However, the recent discovery of the new "3785" silver-gold zone at Guanajuato and the extension of the known Porvenir silver orebody at Guanacevi announced last week confirm that Endeavour expects to continue aggressively growing its resource base this year.
     In addition, Endeavour achieved its fourth objective last year with the discovery of a new polymetallic mineral deposit on the Cometa property, part of the Parral project. Although zinc and lead appear to be more valuable than silver and gold in the newly discovered Cometa mineralized zone (see table below), the base metals have been treated as by-product credits rather than silver equivalents for the purposes of the Company's silver resource estimate.
Metallurgical testwork is being finalized and a preliminary economic assessment for the Cometa deposit is now nearing completion.

     <<
     -------------------------------------------------------------------------
     Resources Indicated
     -------------------------------------------------------------------------
     Description                  Tonnes    Ag g/t  Au g/t  Zn (%) Pb (%) Cu%
     -------------------------------------------------------------------------
     Total Indicated               600,000     39    1.00    3.0    2.7  0.16
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Resources Inferred
     -------------------------------------------------------------------------
     Description                  Tonnes    Ag g/t  Au g/t  Zn (%) Pb (%) Cu%
     -------------------------------------------------------------------------
     Total Inferred              1,150,000     39    1.00    2.5    2.4  0.17
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Cut-off grade for Cometa Resources is 4.5% Zinc-Equivalent for
         Cometa, ZnEq % (equal sign) (Au g/t + Zn % + Pb % + Ag oz/t).
     -------------------------------------------------------------------------
     >>

     Godfrey Walton, President and COO, commented, "Last year, we met our goal of substantially increasing the proven and probable reserves at Guanacevi to facilitate our long term mine planning. We also enjoyed exploration success with the new discovery at the Cometa property in Parral. This year, we have turned our attention back to boosting the resources at each of the three active project areas in Mexico. An aggressive 38,000 m drilling program is now underway with five drill rigs currently turning."
     Endeavour retained SRK Consulting (UK) Limited ("SRK"), to audit the updated reserves and resources to December 31, 2007 for the Guanajuato and
Parral projects. The Qualified Person for reporting the reserves is Mr Michael
Beare, C.Eng, B.Eng (Mining), MIMMM, an employee of SRK. The Qualified Person for reporting the resources is Mr Martin Pittuck, M.Sc., MIMMM, also an SRK employee.
     Endeavour mine and exploration personnel prepared the updated reserves and resources to December 31, 2007 for the Guanacevi project because the combined reserves and resources did not materially change compared to the previous reserve/resource estimate prepared by Micon International Ltd. in
March 2007. The Qualified Person for reporting the reserves and resources is
Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour.
     The reserve and resource statements for the Guanacevi, Guanajuato and
Parral projects were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on
Mineral Resources and Reserves (CIM Standards) and the guidelines of NI
43-101. Endeavour anticipates receiving the final technical reports from
Beare, Pittuck and Devlin and filing them on SEDAR within the next 45 days.

     Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a
small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour's two operating mines, Guanacevi in Durango and
Bolanitos in Guanajuato, coupled with the Company's aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

     ENDEAVOUR SILVER CORP.
     Per:

     /s/ "Bradford J. Cooke"

     Bradford J. Cooke
     Chairman and CEO

     CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
     --------------------------------------------------
     Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the
United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such
"forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the
Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.
We seek safe harbour.

     %SEDAR: 00018368E          %CIK: 0001277866

     /For further information: Hugh Clarke, Toll free: (877) 685-9775, tel:
(604) 685-9775, fax: (604) 685-9744, email investorrelations(at)edrsilver.com or visit our website, www.edrsilver.com/
     (EXK EDR.)

CO:  Endeavour Silver Corp.

CNW 09:30e 03-MAR-08